Exhibit 99.1

ASX ANNOUNCEMENT	05 February 2025

Disclosure under Takeovers Panel Guidance

Note 20: Equity Derivatives

Alterity Therapeutics Limited ACN 080 699 065 (ASX: ATH, NASDAQ: ATHE) (“the Company”) advises that it has received the attached notice from Point72 Associates, LLC which was provided to the Company pursuant to the Australian Takeovers Panel Guidance Note 20 – Equity Derivatives.

Authorised for release by:

Abby Macnish Niven

Company Secretary

Alterity Therapeutics Limited

For further information please contact:

Australia	U.S.

Ana Luiza Harrop	Remy Bernarda

we-aualteritytherapeutics@we-worldwide.com	remy.bernarda@iradvisory.com

+61 452 510 255	+1 (415) 203-6386

Alterity Therapeutics Limited ACN 080 699 065

Level 14, 350 Collins Street, Melbourne, Victoria 3000 Australia

www.alteritytherapeutics.com

4 February 2025

Ms Abby Macnish Niven
Company Secretary
Suite 4, Level 14, 350 Collins Street
Melbourne VIC 3000
Australia

Dear Ms Niven,

Equity Derivatives of Point72 Associates, LLC in Alterity Therapeutics Limited

We refer to Guidance Note 20: Equity Derivatives (GN20) issued by the Australian Takeovers Panel. Terms not defined in this notice have the meaning given to them in GN20.

GN20 relevantly provides that the non-disclosure of long positions, including long equity derivative positions, may give rise to unacceptable circumstances. Point72 Asset Management, L.P. (Point72), as investment manager of Point72 Associates, LLC (the Fund), discloses the below information on behalf of the Fund, as at the date of this letter, under GN20.

Point72 consents to Alterity Therapeutics Limited releasing the information contained in this formal disclosure to the ASX. Please provide confirmation to us once this has been released to the ASX.

Identity of the taker:	Point72 Associates, LLC
Relevant security:	Ordinary shares and American Depository Receipts (ADRs) in ALTERITY THERAPUETICS LIMITED
Price (including reference price, strike price, option price etc as appropriate):	Not applicable.
Entry date and number of securities to which the derivative relates:	Total number of securities to which derivatives relate as 3 February 2025 ▪ 187,910,474 ORDs; and ▪ 135,120 ADRs (which, when converted, represents 81,072,000 ORDs)

Type of derivative (e.g. contract for difference, cash settled put or call option):	With respect to the: - 187,910,474 ORDs: cash settled equity swap - 135,120 ADRs: cash position in the ADRs
Any material changes to information previously disclosed to the market:	Following the issue of shares under the private placement announced by ATH on 3 February 2025, the number of securities to which the derivatives relate now represent 4.90% of the securities in ATH, falling from 5.05% when the information was previously disclosed to the company on 4 February 2025.
Relevant interest in the securities:	None
Long equity derivative positions held by the taker and its associates:	The Fund has no other associates with a long equity derivative position or relevant interest in the company
Short equity derivative positions that offset long positions	None
Short positions of more than 1% that have been acquired after a long position is disclosed, whether by notice or substantial holding notice.	None

Yours sincerely,

/s/ Vincent Tortorella
Vincent Tortorella

General Counsel and Chief Compliance Officer

Point72 Asset Management, L.P.

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